

May 29, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

    Re: Popular Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
             September 30, 2008
             File No. 0-13818

Dear Mr. Junquera:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Accounting Branch Chief